UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Genpact Limited
(Name of Issuer)

Common Shares, par value $0.01 per share
(Title of Class of Securities)

G3922B107
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)
(Note: This Amendment No. 3 is not required; it is filed voluntarily.)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3922B107	SCHEDULE 13G	Page 2 of 23 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 44,786,349
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 44,786,349
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,786,349
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 8	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.2%
12	TYPE OF REPORTING PERSON OO

CUSIP No. G3922B107	SCHEDULE 13G	Page 3 of 23 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic GenPar (Bermuda), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 44,786,349
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 44,786,349
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,786,349
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 8	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.2%
12	TYPE OF REPORTING PERSON PN

CUSIP No. G3922B107	SCHEDULE 13G	Page 4 of23 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP-W International, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 44,786,349
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 44,786,349
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,786,349
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 8	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.2%
12	TYPE OF REPORTING PERSON PN

CUSIP No. G3922B107	SCHEDULE 13G	Page 5 of 23 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic Partners (Bermuda), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 44,786,349
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 44,786,349
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,786,349
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 8	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.2%
12	TYPE OF REPORTING PERSON PN

CUSIP No. G3922B107	SCHEDULE 13G	Page 6 of 23 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GapStar, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 44,786,349
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 44,786,349
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,786,349
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 8	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.2%
12	TYPE OF REPORTING PERSON OO

CUSIP No. G3922B107	SCHEDULE 13G	Page 7 of 23 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 44,786,349
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 44,786,349
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,786,349
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 8	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.2%
12	TYPE OF REPORTING PERSON OO

CUSIP No. G3922B107	SCHEDULE 13G	Page 8 of 23 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 44,786,349
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 44,786,349
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,786,349
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 8	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.2%
12	TYPE OF REPORTING PERSON OO

CUSIP No. G3922B107	SCHEDULE 13G	Page 9 of 23 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAPCO GmbH & Co. KG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 44,786,349
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 44,786,349
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,786,349
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 8	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.2%
12	TYPE OF REPORTING PERSON PN

CUSIP No. G3922B107	SCHEDULE 13G	Page 10 of 23 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAPCO Management GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 44,786,349
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 44,786,349
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,786,349
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 8	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.2%
12	TYPE OF REPORTING PERSON CO

CUSIP No. G3922B107	SCHEDULE 13G	Page 11 of 23 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP (Bermuda) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 44,786,349
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 44,786,349
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,786,349
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 8	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.2%
12	TYPE OF REPORTING PERSON CO

CUSIP No. G3922B107	SCHEDULE 13G	Page 12 of 23 Pages

This Amendment No. 4 on Schedule 13G amends Amendment No. 3 on Schedule 13G ("Amendment No. 3") filed by the reporting persons and Genpact Investment Co. (Bermuda) Limited ("GiCo") on April 22, 2010.  GiCo was an investment vehicle owned by funds controlled by General Atlantic LLC and managed by Oak Hill Capital Management, LLC and was the direct owner of all the shares reported on Amendment No. 3.  On June 9, 2011, all of the shares directly owned by GiCo were distributed pro rata to GiCo's owners. No consideration was paid in connection with the distribution and GiCo was subsequently dissolved.

Item 1.	(a)	NAME OF ISSUER

Genpact Limited (the “Company”).

	(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

Canon’s Court, 22 Victoria Street
Hamilton HM, Bermuda

Item 2.	(a)	NAMES OF PERSONS FILING

This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”)

(i)	General Atlantic LLC (“GA LLC”);

(ii)	General Atlantic GenPar (Bermuda), L.P. (“GA GenPar”);

(iii)	GAP-W International, L.P. (“GAP-W”);

(iv)	General Atlantic Partners (Bermuda), L.P. (“Bermuda LP”);

(v)	GapStar, LLC (“GapStar”);

(vi)	GAP Coinvestments III, LLC (“GAPCO III”);

(vii)	GAP Coinvestments IV, LLC (“GAPCO IV”);

(viii)	GAPCO GmbH & Co. KG (“KG”);

(ix)	GAPCO Management GmbH (“GmbH”);

(x)	GAP (Bermuda) Limited (“GAP Bermuda”);

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE

c/o General Atlantic Service Company, LLC
3 Pickwick Plaza
Greenwich, CT 06830

CUSIP No. G3922B107	SCHEDULE 13G	Page 13 of 23 Pages

(c)	CITIZENSHIP

(i)	GA LLC - Delaware

(ii)	GA GenPar – Bermuda

(iii)	GAP-W – Bermuda

(iv)	Bermuda LP – Bermuda

(v)	GapStar – Delaware

(vi)	GAPCO III – Delaware

(vii)	GAPCO IV – Delaware

(viii)	KG – Germany

(ix)	GmbH – Germany

(x)	GAP Bermuda – Bermuda

(d)	TITLE OF CLASS OF SECURITIES

Common Shares, par value $0.01 per share (the “Common Shares” or “Shares”)

(e)	CUSIP NUMBER

G3922B107

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS:

Not applicable.

Item 4.	OWNERSHIP.

As of December 31, 2011, the Reporting Persons owned the following number of shares:

(i)	GA LLC owned of record no Shares or 0.0% of the issued and outstanding Shares.

(ii)	GA GenPar owned of record no Shares or 0.0% of the issued and outstanding Shares.

(iii)	GAP-W owned 9,533,222 Shares of record or 4.3% of the issued and outstanding Shares.

(iv)	Bermuda LP owned 31,860,114 Shares of record or 14.4% of the issued and outstanding Shares.

CUSIP No. G3922B107	SCHEDULE 13G	Page 14 of 23 Pages

(v)	GapStar owned 559,829 Shares of record or 0.3% of the issued and outstanding Shares.

(vi)	GAPCO III owned 2,210,206 Shares of record or 1.0% of the issued and outstanding Shares.

(vii)	GAPCO IV owned 576,400 Shares of record or 0.3% of the issued and outstanding Shares.

(viii)	KG owned 46,578 Shares of record or 0.0% of the issued and outstanding Shares.

(ix)	GmbH owned of record no Shares or 0.0% of the issued and outstanding Shares.

(x)	GAP Bermuda owned of record no Shares or 0.0% of the issued and outstanding Shares.

GA LLC is the general partner of GA GenPar, which is the general partner of Bermuda LP and GAP-W. GAP Bermuda is the general partner of GA GenPar. General Atlantic LLC (“GA LLC”) is the managing member of GAPCO III and GAPCO IV, and the Managing Directors of GA LLC are the members and officers of GapStar and the directors of GAP Bermuda. GmbH is the general partner of KG. The Managing Directors of GA LLC make voting and investment decisions with respect to the securities held by KG and GmbH. There are 26 Managing Directors of GA LLC.  Each of the Managing Directors of GA LLC disclaims ownership of the Shares owned by GA LLC except to the extent he or she has a pecuniary interest therein.  By virtue of the foregoing, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the Shares which each owns of record. GA LLC, GA GenPar, GAP-W, Bermuda LP, GapStar, GAPCO III, CAPCO IV, KG, GmbH and GAP Bermuda are a “group” within the meaning of Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended, and may be deemed to beneficially own the number of Shares indicated below.

Amount Beneficially Owned

Each of the Reporting Persons may be deemed to beneficially own 44,786,349 Shares.

Percentage Owned

Based on calculations made in accordance with Rule 13d-3(d), and there being 222,021,263 shares of Common Stock outstanding as of November 2, 2011 as reported in the Company’s Form 10-Q (File No. 001-33626) filed with the Securities and Exchange Commission on November 9, 2011, each of the Reporting Persons may be deemed to beneficially own approximately 20.2% of the outstanding Shares.

CUSIP No. G3922B107	SCHEDULE 13G	Page 15 of 23 Pages

Number of Shares as to Which Such Person Has Sole/Shared Power to Vote or to Direct the Vote and Sole/Shared Power to Dispose or to Direct the Disposition of:

(i)	Each of the Reporting Persons may be deemed to have the sole power to direct the voting and disposition of the Shares set forth on such Reporting Person’s cover page included herein.

(ii)	Each of the Reporting Persons may be deemed to share the power to direct the voting and disposition of the 44,786,349 Shares that may be deemed to be owned beneficially by each of them.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

See Item 4.

GAP-W, Bermuda LP, GapStar, GAPCO III, GAPCO IV and KG (collectively, the “General Atlantic Shareholders”) are parties to the Second Amended and Restated Shareholders Agreement, dated as of June 6, 2011 (as amended by Amendment No. 1 to Second Amended and Restated Shareholders Agreement dated August 30, 2011, the “Genpact Agreement”), among themselves, Oak Hill Capital Partners (Bermuda), L.P., Oak Hill Capital Management Partners (Bermuda), L.P., Oak Hill Capital Partners II (Cayman), L.P., Oak Hill Capital Management Partners II (Cayman), L.P., Oak Hill Capital Partners II (Cayman II), L.P. (collectively, the “Oak Hill Shareholders) and WIH Holding, an affiliate of Wachovia Corporation (collectively, the “Shareholders”) relating to the Common Shares the Shareholders hold in the Company.

Pursuant to the Genpact Agreement, the General Atlantic Shareholders and the Oak Hill Shareholders are each entitled to nominate two persons to the Company’s board of directors. The Shareholders agreed to vote their shares to elect such persons. The number of directors that the General Atlantic Shareholders and the Oak Hill Shareholders are entitled to appoint is reduced if either such group’s ownership in the Company declines below certain levels and such right ceases if either such ownership is below 10% of the Company’s outstanding Common Shares.

CUSIP No. G3922B107	SCHEDULE 13G	Page 16 of 23 Pages

Under the Genpact Agreement, each of the Shareholders is subject to certain restrictions on the transfer of their Common Shares.

The Genpact Agreement grants the General Atlantic Shareholders and the Oak Hill Shareholders certain rights to require the Company to register for public resale under the Securities Act all Common Shares that they request be registered. In addition, the Genpact Agreement grants the Shareholders piggyback rights on any registration for the Company’s account or the account of another Shareholder. These rights are subject to certain limitations, including customary cutbacks and other restrictions. In connection with registrations described above, the Company will indemnify any selling shareholders and will bear all fees, costs and expenses, except underwriting discounts and selling commissions and except that the selling shareholders will reimburse the Company for out of pocket expenses in the case of a second demand registration within the twelve month period from the date of effectiveness of the prior demand registration.

The Genpact Agreement also provides certain information rights to the Shareholders and regulates the parties' conduct concerning corporate opportunities.

The foregoing description is not complete and is qualified in its entirety to the Genpact Agreement, which is attached as Exhibit 2 to this Schedule 13G and incorporated herein by reference.

An aggregate of 89,572,699 Common Shares are subject to the Genpact Agreement, of which 44,786,349 Common Shares are held directly by the General Atlantic Shareholders and 44,786,350 Common Shares are held directly by the Oak Hill Shareholders.

Nothing in this Schedule 13G shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Common Shares of the Issuer covered by the Genpact Agreement, other than the Common Shares held directly or indirectly by such Reporting Person, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims (i) the existence of any group as a result of the Genpact Agreement, and (ii) beneficial ownership with respect to any Common Shares other than the Common Shares held directly by the General Atlantic Shareholders, as reported above under Item 4.  Based on 222,021,263 Common Shares outstanding (according to the Company’s Form 10-Q (File No. 001-33626) filed with the Securities and Exchange Commission on November 9, 2011), the 89,572,699 Common Shares subject to the Genpact Agreement represent approximately 40.3% of the outstanding Common Shares.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Not applicable.

CUSIP No. G3922B107	SCHEDULE 13G	Page 17 of 23 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 10, 2012

GENERAL ATLANTIC LLC

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Director

GENERAL ATLANTIC GENPAR (BERMUDA), L.P.

By:	GAP (Bermuda) Limited, its General Partner

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Vice President

GENERAL ATLANTIC PARTNERS (BERMUDA), L.P.

By:	General Atlantic GenPar (Bermuda), L.P., its General Partner

By:	GAP (Bermuda) Limited, its General Partner

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Vice President

GAPSTAR, LLC

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Vice President

CUSIP No. G3922B107	SCHEDULE 13G	Page 18 of 23 Pages

GAP-W INTERNATIONAL, L.P.

By:	General Atlantic GenPar (Bermuda), L.P., its General Partner

By:	GAP (Bermuda) Limited, its General Partner

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Vice President

GAP COINVESTMENTS III, LLC

By:	General Atlantic LLC, its Managing Member

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Director

GAP COINVESTMENTS IV, LLC

By:	General Atlantic LLC, its Managing Member

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Director

GAPCO GMBH & CO. KG

By:	GAPCO Management GmbH, its General Partner

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Procuration Officer

CUSIP No. G3922B107	SCHEDULE 13G	Page 19 of 23 Pages

GAPCO MANAGEMENT GMBH

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Procuration Officer

GAP (BERMUDA) LIMITED

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Vice President

CUSIP No. G3922B107	SCHEDULE 13G	Page 20 of 23 Pages

  Exhibit Index

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2.
Second Amended and Restated Shareholders’ Agreement by and among Genpact Limited, Genpact Global Holdings (Bermuda) Limited, Genpact Global (Bermuda) Limited and the shareholders listed on the signature pages thereto (incorporated by reference to Exhibit 10.2 of the Form 8-K filed by Genpact Limited with the Securities and Exchange Commission on June 6, 2011).

Exhibit 3.
Amendment No. 1 to Second Amended and Restated Shareholders Agreement dated August 30, 2011 by and among Genpact Limited, Genpact Global Holdings (Bermuda) Limited, Genpact Global (Bermuda) Limited and the shareholders listed on the signature pages thereto (incorporated by reference to Exhibit 10.1 of the Form 8-K filed by Genpact Limited with the Securities and Exchange Commission on September 2, 2011).

CUSIP No. G3922B107	SCHEDULE 13G	Page 21 of 23 Pages

Exhibit 1

Joint Filing Agreement pursuant to Rule 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated February 10, 2012

GENERAL ATLANTIC LLC

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Director

GENERAL ATLANTIC GENPAR (BERMUDA), L.P.

By:	GAP (Bermuda) Limited, its General Partner

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Vice President

CUSIP No. G3922B107	SCHEDULE 13G	Page 22 of 23 Pages

GENERAL ATLANTIC PARTNERS (BERMUDA), L.P.

By:	General Atlantic GenPar (Bermuda), L.P., its General Partner

By:	GAP (Bermuda) Limited, its General Partner

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Vice President

GAPSTAR, LLC

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Vice President

GAP-W INTERNATIONAL, L.P.

By:	General Atlantic GenPar (Bermuda), L.P., its General Partner

By:	GAP (Bermuda) Limited, its General Partner

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Vice President

GAP COINVESTMENTS III, LLC

By:	General Atlantic LLC, its Managing Member

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Director

CUSIP No. G3922B107	SCHEDULE 13G	Page 23 of 23 Pages

GAP COINVESTMENTS IV, LLC

By:	General Atlantic LLC, its Managing Member

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Managing Director

GAPCO GMBH & CO. KG

By:	GAPCO Management GmbH, its General Partner

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Procuration Officer

GAPCO MANAGEMENT GMBH

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Procuration Officer

GAP (BERMUDA) LIMITED

By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy
Title: Vice President